Exhibit 99.1

Interim Report
for the quarter ended
March 31, 2015

BOARD OF DIRECTORS

Chairman John Elkann (3)

Chief Executive Officer Sergio Marchionne

Directors Andrea Agnelli Tiberto Brandolini d’Adda Glenn Earle (1) Valerie A. Mars (1) (2) Ruth J. Simmons (3) Ronald L. Thompson (1) Patience Wheatcroft (1) (3) Stephen M. Wolf (2) Ermenegildo Zegna (2)

Independent Auditor Reconta Ernst & Young S.p.A.
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Governance and Sustainability Committee.

CERTAIN DEFINED TERMS
In this document, unless otherwise specified, the terms “we”, “our”, “us”, the “Company”, the “Group”, and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA.

INTRODUCTION
The Interim Report for the period ended March 31, 2015 has been prepared in accordance with the requirements of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union and has been prepared in accordance with IAS 34 – Interim Financial Reporting. The accounting principles applied in the Interim Consolidated Financial Statements are consistent with those used for the preparation of the Consolidated Financial Statements at December 31, 2014, except as otherwise stated in “New standards and amendments effective from January 1, 2015” in the Notes to the Interim Consolidated Financial Statements.
The Group’s financial information is presented in Euro except that, in some instances, information in U.S. Dollars is provided in the Interim Consolidated Financial Statements and information included elsewhere in this report. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
This Interim Report is unaudited.

Foreword
This document, and in particular the section entitled “Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”,“target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; the Group’s ability to integrate its operations; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulations; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to achieve the benefits expected from the proposed separation of Ferrari; political and civil unrest; earthquakes or other natural disasters and other risks and uncertainties.
Any forward-looking statements contained in this Interim report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission ("SEC"), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the"AFM") and Borsa Italiana S.p.A. (the "CONSOB").

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

	For the three months ended March 31,
(€ million)	2015	2014
Net revenues	26,396	22,125
EBIT	792	270
EBITDA(1)	2,189	1,438
Adjusted EBIT(2)	800	655
Profit/(loss) before taxes	186	(223)
Profit/(loss) from continuing operations	92	(173)
Net profit/(loss)	92	(173)
Attributable to:
Owners of the parent	78	(189)
Non-controlling interest	14	16
Basic earnings/(loss) per ordinary share(3)	0.052	(0.155)
Diluted earnings/(loss) per ordinary share(3)	0.052	(0.155)

(1)	EBIT plus Depreciation and Amortization

(2)
Beginning on January 1, 2015, “Adjusted EBIT” is a non-GAAP measure being used by the Group to assess its performance; Adjusted EBIT is calculated as EBIT excluding gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/ (expenses) which are considered rare or discrete events that are infrequent in nature. Refer to the section - Group Results below for further discussion on Adjusted EBIT.

(3)	Note 10 to the Interim Consolidated Financial Statements provides additional information on the calculation of basic and diluted earnings per share

(€ million)	At March 31, 2015	At December 31, 2014
Net Debt	(11,448)	(10,849)
Of which: Net industrial debt	(8,607)	(7,654)
Total equity	15,235	13,738
Equity attributable to owners of the parent	14,893	13,425
Number of employees at period end	233,692	232,165

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles, or non-GAAP, financial measures: Net Debt, Net Industrial Debt, EBITDA and certain information provided on a constant currency basis. From January 1, 2015, we have started to use Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) as a new non-GAAP measure. Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature.

We believe these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. We believe these measures allow management to view operating trends, perform analytical comparisons, benchmark performance between periods and among our segments, as well as make decisions regarding future spending, resource allocations and other operational decisions.

These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

Net Industrial Debt - Refer to the Liquidity and Capital Resources section below for further discussion.

Adjusted EBIT - Refer to the Group Results section below for further discussion. In addition, refer to Note 26 in the accompanying Interim Consolidated Financial Statements for a reconciliation of Adjusted EBIT to EBIT.

Constant Currency Information - The discussion within Group Results includes information about our net revenues at constant currency. We calculate constant currency by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated in order to eliminate the impact of foreign exchange rate fluctuations.

Group Results
Three months ended March 31, 2015 compared to three months ended March 31, 2014
The following is a discussion of the results of operations for the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate comparisons of the related periods.
The Group is no longer presenting the separate line item “Other unusual income/(expenses)” on the Consolidated Income Statements. All amounts previously reported within the “Other unusual income/(expenses)” line item have been reclassified into the appropriate line item within the Consolidated Income Statements based upon the nature of the transaction. For the three months ended March 31, 2014, a total of €94 million related to the devaluation of the Venezuelan Bolivar was reclassified from Other unusual income/(expense) to Cost of sales. In addition, a total of €271 million was reclassified to Other income/(expense) from Other unusual income/(expense), which includes the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), entered into by FCA US on January 21, 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned. Furthermore, €18 million was reclassified to Selling, General and Administrative costs from “Other unusual income/(expenses)”.

	For the three months ended March 31,
(€ million)	2015	2014
Net revenues	26,396	22,125
Cost of sales	22,979	19,331
Selling, general and administrative costs	1,986	1,680
Research and development costs	727	626
Result from investments	50	33
Gains on the disposal of investments	—	8
Restructuring costs	4	10
Other income/(expenses)	42	(249)
EBIT	792	270
Net financial expenses	606	493
Profit/(loss) before taxes	186	(223)
Tax expense/(income)	94	(50)
Net profit/(loss)	92	(173)
Net profit/(loss) attributable to:
Owners of the parent	78	(189)
Non-controlling interests	14	16

Net revenues

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net revenues	26,396	22,125	4,271	19.3%
Net revenues for the three months ended March 31, 2015 were €26.4 billion, an increase of €4.3 billion, or 19.3 percent (3.6 percent on a constant currency basis), from €22.1 billion for the three months ended March 31, 2014.
The increase in net revenues was primarily attributable to (i) a €4.4 billion increase in NAFTA net revenues, related to an increase in shipments, improved net pricing, vehicle mix and favorable foreign currency translation effects (ii) a €0.3 billion increase in EMEA mainly attributable to an increase in shipments and a favorable product mix, as well as positive foreign currency effects and (iii) an increase of €0.4 billion in Components net revenues, which were partially offset by (iv) a decrease of €0.4 billion in LATAM net revenues which was attributable to the combined effect of lower vehicle shipments resulting from poor trading conditions in the region's principal markets, partially offset by positive pricing and (v) a decrease of €0.1 billion in Maserati.
See — Results by Segment below for a detailed discussion of net revenues by segment.
Cost of sales

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Cost of sales	22,979	87.1%	19,331	87.4%	3,648	18.9%
Cost of sales for the three months ended March 31, 2015 was €23.0 billion, an increase of €3.6 billion, or 18.9 percent (3.1 percent on a constant currency basis), from €19.3 billion for the three months ended March 31, 2014. As a percentage of net revenues, cost of sales was 87.1 percent for the three months ended March 31, 2015 compared to 87.4 percent for the three months ended March 31, 2014.
The increase in cost of sales was primarily due to the combination of (i) a €0.7 billion increase related to increased volume primarily in the NAFTA and EMEA segments, partially offset by a reduction in volume in LATAM and APAC, (ii) foreign currency translation effects of €3.0 billion primarily related to the strengthening of the U.S. Dollar, (iii) an increase of €0.2 billion (on a constant currency basis) resulting from increases in warranty expense in the NAFTA segment, partially offset by purchasing efficiencies.
For the three months ended March 31, 2014, €0.1 billion related to the the devaluation of the Venezuelan Bolivar was classified to Cost of Sales.
Selling, general and administrative costs

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Selling, general and administrative costs	1,986	7.5%	1,680	7.6%	306	18.2%
Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 47.2 percent and 43.8 percent of total selling, general and administrative costs for the three months ended March 31, 2015 and 2014, respectively.

Selling, general and administrative costs for the three months ended March 31, 2015 were €1,986 million, an increase of €306 million, or 18.2 percent (5.1 percent at constant currency rates), from €1,680 million for the three months ended March 31, 2014. As a percentage of net revenues, selling, general and administrative costs were 7.5 percent in the three months ended March 31, 2015 compared to 7.6 percent in the three months ended March 31, 2014.
The increase in selling, general and administrative costs was due to the combined effects of (i) foreign currency translation of €221 million primarily resulting from the strengthening of the U.S. Dollar against the Euro, (ii) a €65 million increase in advertising expenses driven primarily by the NAFTA and EMEA segments, partially offset by lower marketing expenses in APAC and Maserati and (iii) a €20 million increase in other selling, general and administrative costs.
The increase in advertising expenses within the NAFTA segment was primarily for new product launches, including the all-new 2015 Chrysler 200 and the all-new 2015 Jeep Renegade, while the increase in advertising expenses for the EMEA segment related to support the Jeep brand growth and the launch of the all-new Fiat 500X. The increase in other selling, general and administrative costs was primarily attributable to the LATAM region for launch costs related to the Pernambuco plant.
Research and development costs

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Research and development costs expensed during the year	412	1.6%	376	1.7%	36	9.6%
Amortization of capitalized development costs	314	1.2%	245	1.1%	69	28.2%
Write-down of costs previously capitalized	1	n.m.(1)	5	n.m.(1)	(4)	(80.0)%
Research and development costs	727	2.8%	626	2.8%	101	16.1%
__________________________
(1) Number is not meaningful.
Research and development costs for the three months ended March 31, 2015 were €727 million, an increase of €101 million, or 16.1 percent, from €626 million for the three months ended March 31, 2014. As a percentage of net revenues, research and development costs were 2.8 percent for the three months ended March 31, 2015 and the three months ended March 31, 2014. Total research and development costs expensed in the three months ended March 31, 2015 increased by €36 million, largely attributable to continued research to support the development of new and existing vehicles.
The increase in amortization of capitalized development costs was mainly attributable to the launch of new products, and in particular related to the NAFTA segment, driven by the all-new 2015 Chrysler 200 and the all-new 2015 Jeep Renegade.
Total expenditures on research and development amounted to €1,010 million for the three months ended March 31, 2015, an increase of 22.1 percent, from €827 million, for the three months ended March 31, 2014. Research and development costs capitalized as a percentage of total expenditures on research and development were 59.2 percent for the three months ended March 31, 2015, as compared to 54.5 percent for the three months ended March 31, 2014.

Result from investments

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Result from investments	50	33	17	51.5%
Result from investments for the three months ended March 31, 2015 was €50 million, an increase of €17 million, or 51.5 percent, from €33 million for the three months ended March 31, 2014. The increase in result from investments was primarily attributable to improved results of the Group’s investments in FCA Bank S.p.A. (“FCA Bank”) and Tofas-Turk Otomobil Fabrikasi Tofas A.S. (“Tofas”), both of which are within the EMEA segment.
Gains/(losses) on the disposal of investments

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Gains/(losses) on the disposal of investments	—	8	(8) (100.0)%
Gains/(losses) on the disposal of investments for the three months ended March 31, 2014 mainly related to the LATAM segment.
Restructuring costs

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Restructuring costs	4	10	(6) (60.0)%
Restructuring costs for the three months ended March 31, 2015 were €4 million, a decrease of €6 million, from €10 million for the three months ended March 31, 2014.
Restructuring costs for the three months ended March 31, 2015 mainly related to the LATAM segment. Restructuring costs for the three months ended March 31, 2014 mainly related to the LATAM and Components segments.
Other income/(expenses)

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Other income/(expenses)	42	(249)	291	116.9%
Other income/(expenses) for the three months ended March 31, 2015 amounted to Other net income of €42 million, as compared to Other net expense of €249 million for the three months ended March 31, 2014.
For the three months ended March 31, 2015, there were no items that either individually or in aggregate are considered material. For the three months ended March 31, 2014, Other expenses amounted to €249 million, primarily relating to the €495 million expense recognized in connection with the execution of the MOU with the UAW, entered into by FCA US on January 21, which was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining equity interest in FCA US previously not owned.

EBIT

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
EBIT	792	270	522	193.3%
EBIT for the three months ended March 31, 2015 was €792 million, an increase of €522 million, or 193.3 percent, from €270 million for the three months ended March 31, 2014.
The year-over-year results reflect a positive foreign currency translation impact from the strengthening U.S. Dollar, which was offset by negative foreign currency transactional impacts, primarily the strengthening of the U.S. Dollar on NAFTA vehicles and components supplied to other regions and the weakening of the Canadian Dollar on revenues from sales in Canada.
For the three months ended March 31, 2014, EBIT included the €495 million charge connected with the execution of the MOU with the UAW entered into by FCA US on January 21, 2014, the effect of the devaluation of the Venezuelan Bolivar of €94 million and the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned.
Adjusted EBIT

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Adjusted EBIT	800	655	145	22.1%
Adjusted EBIT increased by €145 million to €800 million, or 22.1 percent due to the combined effect of (i) the improvement in NAFTA higher volumes and improved net pricing, which was partially offset by the negative impacts of the weakened Canadian Dollar and Mexican Peso, and increased warranty and recall costs, (ii) continued improvement in EMEA, which posted a positive result for the second consecutive quarter, primarily attributable to volume increase, a more favorable product mix and positive pricing, (iii) an increase in Components, offset by (iv) a decrease of €109 million in LATAM, reflecting lower volumes due to the market conditions and Pernambuco launch costs, partially offset by favorable pricing and (v) a €70 million decrease in APAC mainly due to reduced volumes and unfavorable net pricing, primarily due to foreign currency translation effects from the Chinese Renminbi, Australian Dollar and Japanese Yen as well as increased incentives in China.
The year-over-year results reflect a positive foreign currency translation impact from the strengthening U.S. Dollar, which was offset by negative foreign currency transactional impacts, primarily the strengthening of the U.S. Dollar on NAFTA vehicles and components supplied to other regions and the weakening of the Canadian Dollar on revenues from sales in Canada.
Net financial expenses

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net financial expenses	606	493	113	22.9%
Net financial expenses for the three months ended March 31, 2015 were €606 million, an increase of €113 million, or 22.9 percent, from a net financial expense of €493 million for the three months ended March 31, 2014. The increase was primarily due to higher debt levels in Brazil and unfavorable foreign currency translation effects.

Tax expense/(income)

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Tax expense/(income)	94	(50)	144	288.0%
Tax expense for the three months ended March 31, 2015 was €94 million, compared with tax income of €50 million for the three months ended March 31, 2014.
The €144 million difference was primarily related to the increase in profit/(loss) before tax. Profit/(loss) before tax for the three months ended March 31, 2014 included certain one-off charges including the non-taxable gain related to the fair value re-measurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned. There were no such similar one-off charges during the three months ended March 31, 2015.
Results by Segment
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	for the three months ended March 31,		for the three months ended March 31,		for the three months ended March 31,
	2015	2014	2015	2014	2015	2014
NAFTA	16,177	11,732	601	380	633	585
LATAM	1,551	1,965	(65)	44	135	205
APAC	1,512	1,497	65	135	47	54
EMEA	4,684	4,341	25	(72)	271	259
Ferrari	621	620	100	80	2	2
Maserati	523	649	36	59	7	8
Components	2,435	2,081	68	48	—	—
Other activities	197	201	(9)	(13)	—	—
Unallocated items & adjustments(1)	(1,304)	(961)	(21)	(6)	—	—
Total	26,396	22,125	800	655	1,095	1,113
__________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation.

Car Mass-Market
NAFTA

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	16,177	100.0%	11,732	100.0%	4,445	37.9%
Adjusted EBIT	601	3.7%	380	3.2%	221	58.2%
Shipments	633	—	585	—	48	8.2%

Net revenues
NAFTA net revenues for the three months ended March 31, 2015 were €16.2 billion, an increase of €4.4 billion, or 37.9 percent (13.4 percent at constant currency rates) from €11.7 billion for the three months ended March 31, 2014. The total increase was primarily attributable to (i) €1.1 billion related to increased shipments of Ram 1500, the all-new 2015 Jeep Renegade and the all-new 2015 Chrysler 200, (ii) favorable net pricing as well as pricing for enhanced content of €0.2 billion, partially offset by foreign exchange transaction impacts of the Canadian Dollar and Mexican Peso (iii) vehicle mix of €0.3 billion and (iv) favorable foreign currency translation effects of €2.9 billion.
The 8.2 percent increase in vehicle shipments from 585 thousand units for the three months ended March 31, 2014, to 633 thousand units for the three months ended March 31, 2015, was largely driven by increased demand of the Group’s vehicles in the retail market, including the all-new 2015 Jeep Renegade, Jeep Cherokee, Ram 1500 pickup and the all-new 2015 Chrysler 200.

Adjusted EBIT
NAFTA Adjusted EBIT for the three months ended March 31, 2015 was €601 million, an increase of €221 million, or 58.2 percent, from an adjusted EBIT of €380 million for the three months ended March 31, 2014.
The increase in NAFTA Adjusted EBIT was primarily attributable to (i) an increase of €207 million due to favorable pricing, partially offset by foreign exchange transaction impacts of the Canadian Dollar and Mexican Peso and (ii) favorable volume/mix impact of €75 million, driven by the increase in shipments described above, partially offset by (iii) increased industrial costs of €125 million and (iv) a €20 million increase in selling, general and administrative costs largely attributable to higher advertising costs to support new vehicle launches.
The increase in industrial costs was primarily attributable to an increase in warranty expenses of approximately €216 million (on a constant currency basis) which included the effects of recall campaigns, an increase in base material costs of €97 million mainly related to higher base material costs associated with vehicles and components and content enhancements on new models, partially offset by purchasing efficiencies.
For the three months ended March 31, 2014, Adjusted EBIT excluded the €495 million charge connected with the execution of the MOU with the UAW entered into in January 2014.

LATAM

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	1,551	100.0%	1,965	100.0%	(414)	(21.1)%
Adjusted EBIT	(65)	(4.2)%	44	2.2%	(109)	(247.7)%
Shipments	135	—	205	—	(70)	(34.1)%
Net revenues
LATAM net revenues for the three months ended March 31, 2015 were €1.6 billion, a decrease of €0.4 billion, or 21.1 percent (24.1 percent at constant currency rates), from €2.0 billion for the three months ended March 31, 2014. The total decrease of €0.4 billion was primarily attributable to (i) a decrease of €0.6 billion driven by lower shipments, which were partially offset by (ii) favorable net pricing of €0.2 billion.
The 34.1 percent decrease in vehicle shipments from 205 thousand units for the three months ended March 31, 2014, to 135 thousand units for the three months ended March 31, 2015 reflected continued macroeconomic weakness in the region’s principal markets, where Brazil continued the negative market trend started in 2012 and Argentina was impacted by import restrictions and overall economic uncertainties. The decrease in shipments was also due to the launch of new products by our competitors and pricing pressures, however, the Group remained the leader in the market for the three months ended March 31, 2015 with a 250 bps lead over the nearest competitor and with a market share of 19.7 percent in Brazil.
Adjusted EBIT
LATAM Adjusted EBIT for the three months ended March 31, 2015 was negative €65 million, a decrease of €109 million, from €44 million for the three months ended March 31, 2014.
The decrease in LATAM Adjusted EBIT was primarily attributable to the combination of (i) unfavorable volume/mix impact of €109 million mainly attributable to a decrease in shipments and vehicle mix in Brazil, (ii) an increase in industrial costs of €98 million primarily attributable to launch costs for the Pernambuco plant and higher material costs (iii) €39 million increase in advertising costs for the commercial launch of the all-new 2015 Jeep Renegade, partially offset by (iv) favorable pricing of €154 million driven by pricing actions in Brazil and Argentina.
Adjusted EBIT for the three months ended March 31, 2014 excluded the €94 million effect of the devaluation of the Venezuelan Bolivar.
Venezuela

On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System, or the SIMADI rate, with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI rate began trading at 170 VEF to U.S. Dollar and is expected to be used by individuals and legal entities in the private sector. The SIMADI exchange rate was utilized by FCA Venezuela for a transaction related to the purchase of parts.

Since its introduction during the first quarter of 2014, we have used the exchange rate determined by an auction process conducted by Venezuela's Supplementary Foreign Currency Administration System (“SICAD”), referred to as the “SICAD I” exchange rate, to remeasure FCA Venezuela's (our Venezuelan subsidiary) net monetary assets in U.S. Dollar. In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as the “SICAD II” exchange rate. Refer to our 2014 Annual Report for additional details regarding the SICAD I and SICAD II exchange rates.

In February 2015, the Venezuelan government announced that the SICAD I and SICAD II exchange systems would be merged into a single exchange system (the “SICAD”) with a rate starting at 12.0 VEF to U.S. Dollar. The SICAD exchange rate will be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollar, as such, it has been deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollars.

We will continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected. Refer to Note 27, in the accompanying Interim Consolidated Financial Statements for further detail.

APAC

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	1,512	100.0%	1,497	100.0%	15	1.0%
Adjusted EBIT	65	4.3%	135	9.0%	(70)	(51.9)%
Shipments	47	—	54	—	(7)	(13.0)%
Net revenues
APAC net revenues for the three months ended March 31, 2015 were €1.5 billion, consistent with net revenues for the three months ended March 31, 2014. However, net revenues were 17.4 percent lower on a constant currency basis.
The 13.0 percent decrease in shipments from 54 thousand units for the three months ended March 31, 2014 to 47 thousand units for the three months ended March 31, 2015, was primarily due to competitive market actions and the fact that the Jeep Cherokee shipments were lower in advance of beginning localized production later this year.

Adjusted EBIT
APAC Adjusted EBIT for the three months ended March 31, 2015 was €65 million, a decrease of €70 million, or 51.9 percent from €135 million for the three months ended March 31, 2014.
The decrease in APAC Adjusted EBIT was primarily attributable to (i) lower volumes and mix of €46 million, (ii) unfavorable net pricing of €37 million primarily due to foreign currency effects for vehicle sales in China, Australia and Japan as well as increased incentives in China, partially offset by foreign currency translation effects.
EMEA

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	4,684	100.0%	4,341	100.0%	343	7.9%
Adjusted EBIT	25	0.5%	(72)	(1.7)%	97	134.7%
Shipments	271	—	259	—	12	4.6%
Net revenues
EMEA net revenues for the three months ended March 31, 2015 were €4.7 billion, an increase of €0.3 billion, or 7.9 percent, from €4.3 billion for the three months ended March 31, 2014.

The €0.3 billion increase in EMEA net revenues was mainly attributable to increased volume, positive net pricing, favorable product mix, primarily driven by the all-new Fiat 500X and the all-new 2015 Jeep Renegade and favorable foreign exchange effects.
In particular, the 4.6 percent increase in vehicle shipments, from 259 thousand units for the three months ended March 31, 2014, to 271 thousand units for the three months ended March 31, 2015, was largely driven by the Fiat 500 family and the Jeep brand.
Adjusted EBIT
EMEA Adjusted EBIT income for the three months ended March 31, 2015 was €25 million, an improvement of €97 million, or 134.7 percent, from an EBIT negative of €72 million for the three months ended March 31, 2014.
The increase in EMEA Adjusted EBIT was primarily attributable to the combination of (i) a favorable volume/mix impact of €106 million reflecting the continued success of the Fiat 500 family and Jeep brand and more specifically from the all-new Fiat 500X and the all-new 2015 Jeep Renegade, (ii) a €52 million impact from improvement in net pricing, partially offset by (iii) a €46 million increase in sales and marketing spending to support the Jeep brand growth and the launch of the all-new Fiat 500X and (iv) a €24 million increase in industrial costs, reflecting higher costs for U.S. imported vehicles due to weaker Euro, partially offset by purchasing savings and manufacturing efficiencies.
Ferrari

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	621	100.0%	620	100.0%	1	0.2%
Adjusted EBIT	100	16.1%	80	12.9%	20	25.0%
Shipments	1,635	—	1,732	—	(97)	(5.6)%
Net Revenues
For the three months ended March 31, 2015, Ferrari net revenues of €621 million were consistent with net revenues for the three months ended March 31, 2014, but lower by 5.8 percent on a constant currency basis, reflecting favorable foreign currency exchange effects, offset by reduced shipments.
Adjusted EBIT
Ferrari Adjusted EBIT for the three months ended March 31, 2015, was €100 million, an increase of €20 million, or 25.0 percent from €80 million for the three months ended March 31, 2014. The increase in Adjusted EBIT primarily reflected lower research and development costs, due to timing of model development, and favorable foreign currency exchange effects.
Maserati

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	523	100.0%	649	100.0%	(126)	(19.4)%
Adjusted EBIT	36	6.9%	59	9.1%	(23)	(39.0)%
Shipments	7,306	—	8,041	—	(735)	(9.1)%

Net revenues
For the three months ended March 31, 2015, Maserati net revenues were €523 million, a decrease of €126 million, or 19.4 percent, (29.1 percent on a constant currency basis), from €649 million for the three months ended March 31, 2014, primarily driven by a decrease in vehicle shipments from 8,041 units for the three months ended March 31, 2014 to 7,306 units for the three months ended March 31, 2015, resulting from weaker demand in China.
Adjusted EBIT
Maserati Adjusted EBIT for the three months ended March 31, 2015 was €36 million, a decrease of €23 million, or 39.0 percent, from €59 million for the three months ended March 31, 2014 due to the decrease in volume described above and an unfavorable product mix, partially offset by cost efficiencies.
Components

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Magneti Marelli
Net revenues	1,807		1,574		233	14.8%
Adjusted EBIT	56		43		13	30.2%
Teksid
Net revenues	180		162		18	11.1%
Adjusted EBIT	1		(4)		5	125.0%
Comau
Net revenues	468		361		107	29.6%
Adjusted EBIT	11		9		2	22.2%
Intrasegment eliminations
Net revenues	(20)		(16)		(4)	25.0%
Components
Net revenues	2,435	100.0%	2,081	100.0%	354	17.0%
Adjusted EBIT	68	2.8%	48	2.3%	20	41.7%

Net revenues
Components net revenues for the three months ended March 31, 2015 were €2.4 billion, an increase of €0.4 billion, or 17.0 percent (11.9 percent on a constant currency basis), from €2.1 billion for the three months ended March 31, 2014.
Magneti Marelli
Magneti Marelli net revenues for the three months ended March 31, 2015 were €1.8 billion, an increase of €0.2 billion, or 14.8 percent, from €1.6 billion for the three months ended March 31, 2014 primarily reflecting positive performance in Europe, partially offset by the contraction of the market in Brazil.
Teksid
Teksid net revenues for the three months ended March 31, 2015 were €180 million, an increase of €18 million, or 11.1 percent, from €162 million for the three months ended March 31, 2014, primarily attributable to a 37 percent increase in aluminum business volumes, offset by an 8 percent decrease in cast iron business volumes.

Comau
Comau net revenues for the three months ended March 31, 2015 were €468 million, an increase of €107 million, or 29.6 percent, from €361 million for the three months ended March 31, 2014 mainly attributable to the body welding, powertrain and robotics businesses.
Adjusted EBIT
Components Adjusted EBIT for the three months ended March 31, 2015 was €68 million, an increase of €20 million or 41.7 percent, from €48 million for the three months ended March 31, 2014.
Magneti Marelli
Magneti Marelli Adjusted EBIT for the three months ended March 31, 2015 was €56 million, an increase of €13 million, or 30.2 percent, from €43 million for the three months ended March 31, 2014. The increase in Adjusted EBIT primarily related to higher volumes and the benefit of cost containment actions and efficiencies, partially offset by start-up costs related to the plant in Pernambuco, Brazil.
Teksid
Teksid Adjusted EBIT for the three months ended March 31, 2015 was €1 million, an increase of €5 million, or 125.0% from an Adjusted EBIT negative of €4 million for the three months ended March 31, 2014 primarily attributable to increased cost efficiencies and favorable foreign currency exchange effects.
Comau
Comau Adjusted EBIT for the three months ended March 31, 2015 was €11 million, an increase of €2 million, or 22.2 percent, from €9 million for the three months ended March 31, 2014, primarily due to increased volumes.

Liquidity and Capital Resources

Total Available Liquidity
At March 31, 2015, our total available liquidity was €25.2 billion (€26.2 billion at December 31, 2014), including €3.3 billion available under undrawn committed credit lines related to the €2.1 billion three year syndicated revolving credit line and the U.S.$1.3 billion (approximately €1.2 billion) Revolving Credit Facility of FCA US. The terms of the Revolving Credit Facility require FCA US to maintain a minimum liquidity of U.S.$3.0 billion (€2.8 billion), which includes any undrawn amounts under the Revolving Credit Facility. Total available liquidity includes cash and cash equivalents and current securities. Total available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates.
The following table summarizes our total available liquidity:

	At March 31,	At December 31,
(€ million)	2015	2014
Cash, cash equivalent and current securities (1)	21,895	23,050
Undrawn committed credit lines (2)	3,308	3,171
Total available liquidity (3)	25,203	26,221
_____________________________

(1)
At March 31, 2015, current securities comprise €226 million (€210 million as of December 31,2014) of short term or marketable securities which represent temporary investments but which do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).

(2)
Excludes the undrawn €0.7 billion medium/long-term dedicated credit lines available to fund scheduled investments as of March 31, 2015 (€0.9 billion was undrawn at December 31, 2014) and also excludes the undisbursed €0.4 billion on the Mexico Bank Loan as of March 31, 2015 (€0 at December 31, 2014), which can be drawn subject to meeting the preconditions for additional disbursements.

(3)
The majority of our liquidity is available to our treasury operations in Europe, U.S. (subject to the restrictions on FCA US distributions as discussed in the 2014 Annual Report) and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse impact on the Group’s ability to meet its liquidity requirements at the dates represented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro. Out of the total €21.9 billion of cash, cash equivalents and current securities available at March 31, 2015 (€23.0 billion at December 31, 2014), €12.2 billion, or 56 percent were denominated in U.S. Dollar (€10.6 billion, or 46 percent, at December 31, 2014) and €5 billion, or 23 percent, were denominated in Euro (€6.2 billion, or 27 percent, at December 31, 2014). Liquidity available in Brazil and denominated in Brazilian Reals accounted for €0.9 billion or 4 percent at March 31, 2015 (€1.6 billion, or 7 percent, at December 31, 2014), with the remainder being distributed in various countries and denominated in the relevant local currencies.
The decrease in total available liquidity from December 31, 2014 to March 31, 2015 primarily reflects operating cash absorption and the payment of a €1.5 billion bond at maturity, partially offset by favorable foreign currency translation effects. Refer to the —Cash Flows section below for additional information regarding change in cash and cash equivalents.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for each of the three months ended March 31, 2015 and 2014. For a complete discussion of our cash flows, see our Interim Consolidated Statements of Cash Flows in the accompanying Interim Consolidated Financial Statements included elsewhere in this Interim report.

(€ million)	2015	2014
Cash and cash equivalents at beginning of the period	22,840	19,455
Cash flows from operating activities	958	1,396
Cash flows used in investing activities	(1,788)	(1,599)
Cash flows from financing activities	(1,744)	(1,669)
Translation exchange differences	1,403	(83)
Total change in cash and cash equivalents	(1,171)	(1,955)
Cash and cash equivalents at end of the period	21,669	17,500
Operating Activities — Three months ended March 31, 2015
For the three months ended March 31, 2015, our net cash from operating activities was €958 million and was primarily the result of:

(i)	net profit of €92 million adjusted to add back €1,397 million for depreciation and amortization expense;

(ii)
a net increase of €274 million in provisions, mainly related to net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in dealer stock levels to support increased sales volumes in NAFTA; and

(iii)	€112 million dividends received from jointly-controlled entities.
These positive contributions were partially offset by:

(iv)
the negative impact of change in working capital of €1,000 million primarily driven by (a) €1,353 million increase in inventories, in line with the trend in production and sales volumes for the period, (b) €205 million increase in trade receivables, (c) €550 million increase in net other current assets and liabilities, which were partially offset by (d) €1,108 million increase of trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles.

Operating Activities — Three Months Ended March 31, 2014
For the three months ended March 31, 2014, our net cash from operating activities was €1,396 million and was primarily the result of:

(i)
a net loss of €173 million adjusted to add back (a) €1,168 million for depreciation and amortization expense and (b) other non-cash items of €243 million, which primarily includes (i) €366 million related to the non-cash portion of the expense recognized in connection with the execution of the MOU entered into by the UAW and FCA US on January 21, 2014, (ii) a €94 million remeasurement charge recognized as a result of the Group’s change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollars which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement at fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interests in connection with the equity purchase agreement;

(ii)
a net increase of €384 million in provisions, mainly related to: (i) increase in accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels as of March 31, 2014 compared to December 31, 2013 to support increased sales volumes in NAFTA, and (ii) net adjustments to pre-existing warranties, including those related to certain recall campaigns; and

(iii)	€55 million of dividends received from jointly-controlled entities;
These positive contributions were partially offset by:

(iv)
the negative impact of the change in working capital of €210 million primarily driven by (a) €605 million increase in inventory mainly related to increased finished vehicles and work in process levels for all segments; (b) €458 million increase in trade receivables, principally because NAFTA shipments at the end of March 2014 exceeded those at December 2013 as a result of the annual plant shutdowns in December 2013 and (c) €195 million in net other current assets and liabilities mainly related to decreases in accrued expenses and tax payables, which were partially offset by (d) €1,048 million increase in trade payables, mainly related to increased production in NAFTA and EMEA as a result of increased consumer demand for vehicles in these regions.

Investing Activities — Three months ended March 31, 2015
For the three months ended March 31, 2015, net cash used in investing activities was €1,788 million, primarily as a result of:

(i)
€2,078 million of capital expenditures, including €598 million of capitalized development costs, to support investments in existing and future products. Capital expenditure primarily relates to the mass-market operations in NAFTA and EMEA and the completion of the new plant at Pernambuco, Brazil; partially offset by

(ii)	a €360 million net decrease in receivables from financing activities primarily related to the decreased lending portfolio of the financial services activities of the Group.
Investing Activities — Three Months Ended March 31, 2014
For the three months ended March 31, 2014, net cash used in investing activities was €1,599 million, primarily as a result of:

(i)
€1,443 million of capital expenditures, including €451 million of capitalized development costs, to support our investments in existing and future products. Capital expenditure primarily relates to the mass-market operations in NAFTA and EMEA and the ongoing construction of the new plant at Pernambuco, Brazil; and

(ii)
€211 million of net increase in receivables from financing activities, of which €110 million related to the increased lending portfolio of the financial services activities of the Group and €82 million related to increased financial receivables due from jointly controlled financial services companies.

Financing Activities —Three months ended March 31, 2015
For the three months ended March 31, 2015, net cash used in financing activities was €1,744 million, primarily as a result of:

(i)	the repayment on maturity of a note issued under the Global Medium Term Note Program (“GMTN Program”) for a total principal amount of €1.5 billion; and

(ii)
the payment of medium-term borrowings for a total of €1,139 million, which include the repayment, on maturity, of the European Investment Bank (“EIB”) loan of €250 million and the repayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction in March 2015.

These items were partially offset by:

(i)
proceeds from new medium-term borrowings for a total of €953 million which include the initial disbursement received of €0.5 billion under the new non-revolving loan agreement of $0.9 billion (€0.9 billion) as part of FCA Mexico's refinancing transaction completed in March 2015, and other financing transactions, primarily in Brazil.

Financing Activities —Three Months Ended March 31, 2014
For the three months ended March 31, 2014, net cash used in financing activities was €1,669 million, primarily as a result of:

(i)
the cash payment for the acquisition of the remaining 41.5 percent interest in FCA US not already owned by FCA equal to U.S.$3.65 billion (€2.69 billion) and an additional U.S.$60 million (€45 million) of tax distribution paid by FCA US. The cash payment of €2,691 million is classified as acquisition of non-controlling interests on the Consolidated Statements of Cash Flow while the tax distribution (€45 million) is classified separately;

(ii)
payment of medium-term borrowings for a total of €3,892 million, mainly related to the prepayment of the outstanding financial liability with the UAW Retiree Medical Benefits Trust, or the VEBA Trust, (“VEBA Trust Note”) amounting to approximately U.S.$5.0 billion (€3.6 billion), including accrued and unpaid interest.

These items were partially offset by:

(iii)	proceeds from bond issuances for a total amount of €3,011 million which included €1 billion of notes issued as part of the GMTN Program and €2 billion of senior secured notes issued by FCA US; and

(iv)
proceeds from new medium-term borrowings for a total of €1,840 million, which mainly related to the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its existing tranche B term loan facility which matures May 24, 2017, and the U.S.$1.75 billion (€1.3 billion) additional term loan credit facility entered into by FCA US as part of the refinancing transaction to facilitate prepayment of the VEBA Trust Note.

The translation exchange differences in the period were positive for €1,403 million and mainly reflect the increase in Euro translated value of U.S. Dollar denominated cash and cash equivalent balances, due to the strengthening of the U.S. Dollar in the period.

Net Industrial Debt
The following table details our Net Debt at March 31, 2015 and December 31, 2014 and provides a reconciliation of this non-GAAP measure to Debt, the most directly comparable measure included in our Consolidated Statements of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.

The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer finance, leasing and rental services in support of the mass-market brands in certain geographical segments, and for the luxury brands.

All FCA US activities are included under industrial activities. Since FCA US’s treasury activities (including funding and cash management) are managed separately from the rest of the Group we also provide the analysis of Net Industrial Debt split between FCA excluding FCA US, and FCA US.

	March 31, 2015					December 31, 2014
	Industrial Activities			Financial Services	Consolidated	Industrial Activities			Financial Services	Consolidated
(€ million)	Total	FCA ex FCA US	FCA US			Total	FCA ex FCA US	FCA US
Third Parties Debt (Principal)	(31,317)	(19,782)	(11,535)	(1,640)	(32,957)	(31,381)	(21,011)	(10,370)	(1,980)	(33,361)
Capital Market(1)	(16,739)	(11,204)	(5,535)	(380)	(17,119)	(17,378)	(12,473)	(4,905)	(351)	(17,729)
Bank Debt	(12,463)	(7,475)	(4,988)	(1,125)	(13,588)	(11,904)	(7,484)	(4,420)	(1,216)	(13,120)
Other Debt(2)	(2,115)	(1,103)	(1,012)	(135)	(2,250)	(2,099)	(1,054)	(1,045)	(413)	(2,512)
Accrued Interest and Other Adjustments(3)	(408)	(116)	(292)	(1)	(409)	(362)	(200)	(162)	(1)	(363)
Debt with third Parties	(31,725)	(19,898)	(11,827)	(1,641)	(33,366)	(31,743)	(21,211)	(10,532)	(1,981)	(33,724)
Intercompany Financial Receivables/Payables (net)(4)	1,577	1,634	(57)	(1,577)	—	1,453	1,515	(62)	(1,453)	—
Current financial receivables from jointly-controlled financial services companies (5)	54	54	—	—	54	58	58	—	—	58
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(30,094)	(18,210)	(11,884)	(3,218)	(33,312)	(30,232)	(19,638)	(10,594)	(3,434)	(33,666)
Other financial assets/(liabilities) (net)(6)	(30)	(303)	273	(1)	(31)	(229)	(251)	22	(4)	(233)
Current securities	198	198	—	28	226	180	180	—	30	210
Cash and cash equivalents	21,319	8,534	12,785	350	21,669	22,627	10,653	11,974	213	22,840
Net Debt	(8,607)	(9,781)	1,174	(2,841)	(11,448)	(7,654)	(9,056)	1,402	(3,195)	(10,849)

(1)
Includes bonds (€16,300 million at March 31, 2015 and €16,980 million at December 31, 2014), the financial liability component of the mandatory convertible securities (€421 million at March 31, 2015 and €373 million at December 31, 2014) and other securities (€398 million at March 31, 2015 and €376 million at December 31, 2014) issued in financial markets, mainly from LATAM financial services companies.

(2)
Includes Canadian HCT notes (€563 million at March 31, 2015 and €620 million at December 31, 2014), asset backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS (€188 million at March 31, 2015 and €469 million at December 31, 2014), arrangements accounted for as a lease under IFRIC 4 -Determining whether an arrangement contains a lease, and other financial payables.

(3)
Includes adjustments for fair value accounting on debt (€63 million at March 31, 2015 and €67 million at December 31, 2014) and (accrued)/deferred interest and other amortizing cost adjustments (€346 million at March 31, 2015 and €296 million net at December 31, 2014).

(4)
Net amount between Industrial Activities financial receivables due from Financial Services (€1,743 million at March 31, 2015 and €1,595 million at December 31, 2014) and Industrial Activities financial payables due to Financial Services (€166 million at March 31, 2015 and €142 million at December 31, 2014).

(5)	Financial receivables due from FCA Bank.

(6)
Fair value of derivative financial instruments (net negative €73 million at March 31, 2015 and net negative €271 million at December 31, 2014) and collateral deposits (€42 million at March 31, 2015 and €38 million at December 31, 2014).

Change in Net Industrial Debt
Net Industrial Debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. The following section sets forth an explanation of the changes in our Net Industrial Debt for the three months ended March 31, 2015.
In the three months ended March 31, 2015, Net Industrial Debt increased by €953 million, from €7,654 million at December 31, 2014 to €8,607 million at March 31, 2015. The increase in Net Industrial Debt was primarily driven by:

•	investments in industrial activities of €2,078 million representing investments in property, plant and equipment and intangible assets;
partially offset by:

•
cash flow from industrial operating activities of €946 million which represents the consolidated cash flow from operating activities of €958 million, net of the cash flows from operating activities attributable to financial services of €12 million. For an explanation of the drivers in consolidated cash flows from operating activities see the —Cash Flows section above.

Capital Market
At March 31, 2015 and December 31, 2014, capital market debt mainly relates to notes issued under the GMTN Program by the Group (excluding FCA US), the Secured Senior Notes of FCA US, the financial liability component of the mandatory convertible securities and short and medium-term marketable financial instruments issued by various subsidiaries, principally in LATAM.

The following table sets forth our outstanding bonds at March 31, 2015 and December 31, 2014.

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	March 31, 2015	December 31, 2014
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A.	EUR	1,500	6.875%	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A.	CHF	425	5.000%	September 7, 2015	406	353
Fiat Chrysler Finance Europe S.A.	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,000	7.750%	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	400	5.250%	November 23, 2016	383	333
Fiat Chrysler Finance Europe S.A.	EUR	850	7.000%	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc.	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	450	4.000%	November 22, 2017	430	374
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	600	7.375%	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A.	CHF	250	3.125%	September 30, 2019	239	208
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,000	4.750%	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,350	4.750%	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,765	12,075
Other bonds:
FCA US (Secured Senior Notes)	U.S.$	2,875	8.000%	June 15, 2019	2,672	2,368
FCA US (Secured Senior Notes)	U.S.$	3,080	8.250%	June 15, 2021	2,863	2,537
Total other bonds					5,535	4,905
Hedging effect and amortized cost valuation					675	668
Total bonds					16,975	17,648
Bank Debt
Bank debt principally comprises amounts due under (i) the senior credit facilities of FCA US of €4.5 billion at March 31, 2015 (€4.0 billion at December 31, 2014), (ii) financial liabilities of the Brazilian operating entity (€4.7 billion at March 31, 2015 and at December 31, 2014) relating to a number of financing arrangements, also with certain Brazilian development banks, primarily used to support capital expenditures, including in our new plant in Pernambuco, Brazil, as well as to fund the financial services business in that country, (iii) loans provided by the European Investment Bank (€0.8 billion at March 31, 2015 and €1.0 billion at December 31, 2014) to fund our investments and research and development costs, (iv) amounts drawn down by FCA treasury companies (excluding FCA US) under short and medium term credit facilities (€1.6 billion at March 31, 2015 and €1.4 billion at December 31, 2014) and (v) amounts outstanding relating to financing arrangements of FCA Mexico, amounting to €0.5 billion at March 31, 2015 (€0.4 billion was outstanding relating to financing arrangements of FCA Mexico with Mexican development banks at December 31, 2014).

Other Debt
At March 31, 2015, Other debt mainly relates to the unsecured Canadian Health Care Trust notes, or HCT Notes, totaling €595 million including accrued interest (€651 million at December 31, 2014 including accrued interest), which represents FCA US’s Canadian subsidiary's financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), represented employees, retirees and dependents.
The remaining components of Other debt mainly relate to amounts outstanding under finance leases, amounts due to related parties and interest bearing deposits of dealers in Brazil.
At March 31, 2015, debt secured by assets of the Group, excluding FCA US, amounts to €752 million (€777 million at December 31, 2014), of which €384 million (€379 million at December 31, 2014) is due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America.
At March 31, 2015, debt secured by assets of FCA US amounts to €11,232 million (€9,881 million at December 31, 2014), and includes €10,358 million (€9,093 million at December 31, 2014) relating to the secured senior notes and the senior credit facilities, €272 million (€251 million at December 31, 2014) was due to creditors for assets acquired under finance leases and other debt and financial commitments for €602 million (€537 million at December 31, 2014).

Outlook

The Group confirms full-year guidance as presented in the full year 2014 results:

•	Worldwide shipments in 4.8 to 5.0 million unit range;

•	Net revenues of ~€108 billion;

•	Adjusted EBIT in €4.1 to €4.5 billion range;

•	Net Profit in €1.0 to €1.2 billion range, with Basic EPS in €0.64 to €0.77 range;

•	Net Industrial Debt in €7.5 billion to €8.0 billion range.
Figures do not include any impacts for the previously announced capital transactions regarding Ferrari.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AT MARCH 31, 2015

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED INCOME STATEMENTS
(UNAUDITED)

		For the three months ended March 31,
	Note	2015	2014
		(€ million)
Net revenues	(1)	26,396	22,125
Cost of sales	(2)	22,979	19,331
Selling, general and administrative costs	(3)	1,986	1,680
Research and development costs	(4)	727	626
Result from investments:	(5)	50	33
Share of the profit of equity method investees		44	24
Other income from investments		6	9
Gains on the disposal of investments		—	8
Restructuring costs	(6)	4	10
Other income/(expenses)	(7)	42	(249)
EBIT		792	270
Net financial expenses	(8)	606	493
Profit/(loss) before taxes		186	(223)
Tax expense/(income)	(9)	94	(50)
Profit/(loss) from continuing operations		92	(173)
Net profit/(loss)		92	(173)
Net profit/(loss) attributable to:
Owners of the parent		78	(189)
Non-controlling interests		14	16
Basic earnings/(loss) per ordinary share (in €)	(10)	0.052	(0.155)
Diluted earnings/(loss) per ordinary share (in €)	(10)	0.052	(0.155)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(UNAUDITED)

		For the three months ended March 31,
	Note	2015	2014
		(€ million)
Net profit/(loss) (A)		92	(173)

Items that will not be reclassified to the Consolidated Income Statements in subsequent periods:	(17)
(Losses) on remeasurement of defined benefit plans		(67)	(2)
Related tax impact		16	(1)
Total items that will not be reclassified to the Consolidated Income Statements in subsequent periods (B1)		(51)	(3)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	(17)
(Losses) on cash flow hedging instruments		(6)	(57)
Gains on available-for-sale financial assets		15	5
Exchange differences on translating foreign operations		1,433	51
Share of Other comprehensive income/(loss) for equity method investees		46	(5)
Related tax impact		(9)	15
Total items that may be reclassified to the Consolidated Income Statements in subsequent periods (B2)		1,479	9

Total Other comprehensive income, net of tax (B1)+(B2)=(B)		1,428	6

Total Comprehensive income/(loss) (A)+(B)		1,520	(167)

Total Comprehensive income/(loss) attributable to:
Owners of the parent		1,505	(257)
Non-controlling interests		15	90

The accompanying notes are an integral part of the Interim Consolidated financial statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
 (UNAUDITED)

	Note	At March 31, 2015	At December 31, 2014

		(€ million)
Assets
Intangible assets:	(11)	25,321	22,847
Goodwill and intangible assets with indefinite useful lives		15,753	14,012
Other intangible assets		9,568	8,835
Property, plant and equipment	(12)	28,184	26,408
Investments and other financial assets:		2,089	2,020
Investments accounted for using the equity method		1,522	1,471
Other investments and financial assets		567	549
Deferred tax assets	(9)	3,594	3,547
Other assets		130	114
Total Non-current assets		59,318	54,936
Inventories	(13)	12,624	10,449
Assets sold with a buy-back commitment		2,250	2,018
Trade receivables	(14)	2,949	2,564
Receivables from financing activities	(14)	3,545	3,843
Current tax receivables	(14)	277	328
Other current assets	(14)	2,802	2,761
Current financial assets:		1,538	761
Current investments		43	36
Current securities		226	210
Other financial assets	(15)	1,269	515
Cash and cash equivalents	(16)	21,669	22,840
Total Current assets		47,654	45,564
Assets held for sale		6	10
Total Assets		106,978	100,510
Equity and liabilities
Equity:	(17)	15,235	13,738
Equity attributable to owners of the parent		14,893	13,425
Non-controlling interest		342	313
Provisions:	(19)	22,550	20,372
Employee benefits		10,609	9,592
Other provisions		11,941	10,780
Deferred tax liabilities	(9)	104	233
Debt	(20)	33,366	33,724
Other financial liabilities	(15)	1,300	748
Other current liabilities	(21)	11,985	11,495
Current tax payables		250	346
Trade payables		22,188	19,854
Total Equity and liabilities		106,978	100,510
The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

		For the three months ended March 31,
	Note	2015	2014
		(€ million)
Cash and cash equivalents at beginning of the period	(16)	22,840	19,455
Cash flows provided by operating activities:
Net profit/(loss) for the period		92	(173)
Amortization and depreciation		1,397	1,168
Net (gains)/losses on disposal of tangible and intangible assets		(1)	2
Net (gains)/losses on disposal of investments		—	(8)
Other non-cash items	(24)	(7)	243
Dividends received		112	55
Change in provisions		274	384
Change in deferred taxes		85	(118)
Change in items due to buy-back commitments and GDP vehicles	(24)	6	53
Change in working capital	(24)	(1,000)	(210)
Total		958	1,396
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(2,078)	(1,443)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries		(75)	(2)
Proceeds from the sale of tangible and intangible assets		6	17
Proceeds from disposal of other investments		—	7
Net change in receivables from financing activities		360	(211)
Change in current securities		8	9
Other changes		(9)	24
Total		(1,788)	(1,599)
Cash flows used in financing activities:
Issuance of bonds	(24)	—	3,011
Repayment of bonds	(24)	(1,500)	—
Issuance of other medium-term borrowings	(24)	953	1,840
Repayment of other medium-term borrowings	(24)	(1,139)	(3,892)
Net change in other financial payables and other financial assets/liabilities	(24)	(63)	107
Increase in share capital		5	1
Distribution of certain tax obligations		—	(45)
Acquisition of non-controlling interests	(24)	—	(2,691)
Total		(1,744)	(1,669)
Translation exchange differences		1,403	(83)
Total change in Cash and cash equivalents		(1,171)	(1,955)
Cash and cash equivalents at end of the period	(16)	21,669	17,500
The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans		Cumulative share of OCI of equity method investees	Non-controlling interests	Total
	(€ million)
December 31, 2013	4,477	(259)	4,860	101	51	(13)	(757)		(134)	4,258	12,584
Capital increase	1	—	—	—	—	—	—		—	—	1
Share-based payments	—	—	1	—	—	—	—		—	—	1
Purchase of shares in subsidiaries from non-controlling interests	—	—	1,623	35	171	—	(518)	(1)	—	(3,976)	(2,665)
Distribution of certain taxes paid	—	—	—	—	—	—	—		—	(45)	(45)
Net (loss)/profit	—	—	(189)	—	—	—	—		—	16	(173)
Other comprehensive income/(loss)	—	—	—	(41)	(24)	5	(3)		(5)	74	6
Other changes	—	—	4	—	—	—	—		—	—	4
March 31, 2014	4,478	(259)	6,299	95	198	(8)	(1,278)		(139)	327	9,713

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
	(€ million)
At December 31, 2014	17	—	13,754	(69)	1,424	(37)	(1,578)	(86)	313	13,738
Capital increase	—	—	—	—	—	—	—	—	5	5
Net profit	—	—	78	—	—	—	—	—	14	92
Other comprehensive income/(loss)	—	—	—	(6)	1,425	14	(51)	45	1	1,428
Other changes	—	—	(37)	—	—	—	—	—	9	(28)
At March 31, 2015	17	—	13,795	(75)	2,849	(23)	(1,629)	(41)	342	15,235
(1) The €518 million relates to the 41.5 percent interest in FCA US's remeasurement of defined benefit plans reserve of €1,248 million upon FCA's acquisition of the 41.5 percent remaining interest it did not previously own.

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Corporate Information
Fiat Chrysler Automobiles N.V. is incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands with its principal executive offices in the United Kingdom. Unless otherwise specified, the terms “Group”, “FCA Group”, “Company” and “FCA”, or any one or more of them, as the context may require, refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries.
The Group and its subsidiaries, among which the most significant is FCA US LLC (“FCA US”), are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive) and publishing, which represent an insignificant portion of the Group's business.

SIGNIFICANT ACCOUNTING POLICIES
Authorization of Consolidated financial statements and compliance with International Financial Reporting Standards
These interim consolidated financial statements at March 31, 2015 together with the notes thereto (the “Interim Consolidated Financial Statements”) of FCA were authorized for issuance on May 7, 2015 and have been prepared in accordance with IAS 34 - Interim financial reporting. The Interim Consolidated Financial Statements should be read in conjunction with the FCA annual consolidated financial statements for the year ended December 31, 2014 (the “FCA Consolidated Financial Statements at December 31, 2014”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those used at December 31, 2014, except as described in the following paragraph - New standards and amendments effective from January 1, 2015.
Basis of Preparation
The preparation of the Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section – Use of estimates in the FCA Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report for a detailed description of the more significant valuation procedures used by the Group.
Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements. The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.
The Group’s presentation currency is Euro (€).
Certain prior year amounts in the accompanying Interim Consolidated Financial Statements have been reclassified to conform to the current year presentation. Specifically, the Group is no longer presenting the separate line item “Other unusual income/(expenses)” on the Interim Consolidated Income Statements. All amounts previously reported within the “Other unusual income/(expenses)” line item have been reclassified into the appropriate line item within the Interim Consolidated Income Statements based upon the nature of the transaction. For the three months ended March 31, 2014, a total of €94 million related to the devaluation of the Venezuelan Bolivar was reclassified from Other unusual income/(expense) to Cost of sales. In addition, a total of €271 million was reclassified to Other income/(expense) from Other unusual income/(expense), which includes the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), entered into by FCA US on January 21, 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned. Furthermore, €18 million was reclassified to Selling, General and Administrative costs from “Other unusual income/(expenses)”.

(1) There is no effect on these Interim Consolidated Financial Statements resulting from IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2015
The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Interim Consolidated Financial Statements.

•
The Group adopted the narrow scope amendments to IAS 19 – Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. There was no effect from the adoption of these amendments.

•
The Group adopted the IASB's Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 – Fair value Measurement. There was no significant effect from the adoption of these amendments.

At the date of these Interim Consolidated Financial Statements, the IASB had not issued any new standards, amendments or interpretations. Reference should be made to the section - New standards and amendments not yet effective - within the FCA Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report for a detailed description of new standards not yet effective as of March 31, 2015.
Exchange Rates
The principal exchange rates used to translate other currencies into Euros were as follows:

	2015		2014
	For the three months ended March 31,	At March 31,	For the three months ended March 31,	At March 31,
U.S. Dollar	1.126	1.076	1.370	1.379
Brazilian Real	3.224	3.496	3.240	3.128
Chinese Renminbi	7.023	6.671	8.358	8.575
Serbian Dinar	121.500	120.215	115.720	115.385
Polish Zloty	4.193	4.085	4.184	4.172
Argentine Peso	9.780	9.477	10.407	11.033
Pound Sterling	0.743	0.727	0.828	0.828
Swiss Franc	1.072	1.046	1.224	1.219

SCOPE OF CONSOLIDATION

In January 2015, FCA entered into a merger agreement with Mercurio S.p.A. (“Mercurio”) whereby the net assets of the Group's wholly owned subsidiary, La Stampa, were merged with Mercurio's wholly owned subsidiary, Società Edizioni e Pubblicazioni S.p.A., (“SEP”), which owned and operated the Italian newspaper “Il Secolo XIX”. As a result of the merger agreement, FCA owns 77.0 percent of the combined entity, Italiana Editrice S.p.A., with the remaining 23.0 percent owned by Mercurio. In addition, FCA granted Mercurio a put option to sell its entire share in Italiana Editrice S.p.A., which is exercisable from January 1, 2019 to December 31, 2019.

Given the net assets acquired by FCA constitute a business and FCA was deemed to be the acquirer and in control of Italiana Editrice S.p.A., the Group accounted for the merger transaction as a business combination. The Group recorded the identifiable net assets acquired at fair value and recognized €54 million of goodwill.

(1) Net revenues
Net revenues were as follows:

	For the three months ended March 31,
	2015	2014
	(€ million)
Revenues from:
Sales of goods	25,401	21,235
Services provided	504	510
Contract revenues	336	273
Interest income of financial services activities	78	62
Lease installments from assets under operating leases	77	45
Total Net revenues	26,396	22,125

(2) Cost of sales
Cost of sales for the three months ended March 31, 2015 and 2014 amounted to €22,979 million and €19,331 million, respectively, comprised mainly of expenses incurred in the manufacturing and distribution of vehicles and parts, of which cost of materials and components are the most significant. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation of Property, plant and equipment and amortization of Other intangible assets relating to production and transportation costs. Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer.
The decrease in value related to assets sold with buy-back commitments that was recognized within cost of sales was €73 million during the three months ended March 31, 2015 (€41 million for the three months ended March 31, 2014).
Cost of sales in 2015 and 2014 also included €43 million and €45 million, respectively, of interest and other financial expenses from financial services companies. Cost of sales for the three months ended March 31, 2014 included €94 million in remeasurement charges recognized as a result of the foreign exchange process in Venezuela and the Group’s related change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar. There were no similar remeasurement charges for the three months ended March 31, 2015 (see Note 27 for further details).
(3) Selling, general and administrative costs
Selling costs for the three months ended March 31, 2015 and 2014 amounted to €1,295 million and €1,064 million, respectively, and mainly consisted of marketing, advertising, and sales personnel costs. Marketing and advertising expenses consisted primarily of media campaigns, as well as marketing support in the form of trade and auto shows, events and sponsorship.
General and administrative costs for the three months ended March 31, 2015 and 2014 amounted to €691 million and €616 million, respectively, and mainly consisted of administration expenses which are not attributable to sales, manufacturing or research and development functions.

(4) Research and development costs
Research and development costs were as follows:

	For the three months ended March 31,
	2015	2014
	(€ million)
Research and development costs expensed	412	376
Amortization of capitalized development costs	314	245
Write-off of costs previously capitalized	1	5
Total Research and development costs	727	626
Refer to Note 11 for information on capitalized development costs.

(5) Result from investments
Result from investments for the three months ended March 31, 2015 and 2014, amounting to €50 million and €33 million, respectively, mainly consisted of the Group’s share in the net profit of equity method investees for €44 million for the three months ended March 31, 2015 and €24 million for the three months ended March 31, 2014, resulting from improved results of the Group's investments in FCA Bank S.p.A. (“FCA Bank”) and Tofas-Turk Otomobil Fabrikasi Tofas A.S. (“Tofas”).
Result from investments also includes other income and expenses arising from investments measured at cost.
(6) Restructuring costs
Net restructuring costs for the three months ended March 31, 2015 amounting to €4 million primarily related to restructuring provisions recognized in the NAFTA and LATAM segments.
Net restructuring costs for the three months ended March 31, 2014 amounted to €10 million and primarily related to the LATAM and Components segments.
(7) Other income/(expenses)
For the three months ended March 31, 2015, Other income amounted to €42 million.
For the three months ended March 31, 2014, Other expenses amounted to €249 million, primarily relating to the €495 million expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US on January 21, which was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned.

(8) Net financial expenses
The following table sets out details of the Group’s Financial income and expenses, including the amounts reported in the Interim Consolidated Income Statements within the Net financial expenses line item, as well as Interest income from financial services activities, recognized within Net revenues, and Interest cost and other financial charges from financial services companies, recognized within Cost of sales.

	For the three months ended March 31,
	2015	2014
Financial income:	(€ million)
Interest income and other financial income	56	51
Interest income of financial services activities	78	62
Gains on disposal of securities	1	1
Total Financial income	135	114

Total Financial income relating to:
Industrial companies (A)	57	52
Financial services companies (reported within Net revenues)	78	62

Financial expenses:
Interest expense and other financial expenses	512	463
Write-downs of financial assets	36	20
Losses on disposal of securities	4	1
Net interest expenses on employee benefits provisions	97	75
Total Financial expenses	649	559
Net expenses from derivative financial instruments and exchange rate differences	57	31

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	706	590

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences relating to:
Industrial companies (B)	663	545
Financial services companies (reported within Cost of sales)	43	45
Net financial expenses relating to industrial companies (A - B)	606	493

(9) Tax expense/(income)
Tax expense/(income) was as follows:

	For the three months ended March 31,
	2015	2014
	(€ million)
Current tax expense	107	51
Deferred tax income	(10)	(117)
Taxes relating to prior periods	(3)	16
Total tax expense/(income)	94	(50)
Tax expense of €94 million for three months ended March 31, 2015, compared with the tax income of €50 million for the three months ended March 31, 2014 increased primarily as a result of an increase in Profit before tax. For the three months ended March 31, 2014, Profit/(loss) before taxes included certain one-off charges including the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned. There were no such similar one-off charges during the three months ended March 31, 2015.
The Group recognizes in its Interim Consolidated Statements of Financial Position within Net deferred tax assets, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

	At March 31, 2015	At December 31, 2014
	(€ million)
Deferred tax assets	3,594	3,547
Deferred tax liabilities	(104)	(233)
Net deferred tax assets	3,490	3,314
The increase from the Net deferred tax asset balance at December 31, 2014 to the balance at March 31, 2015 was primarily due to the effect of foreign currency translation.

(10) Earnings/(loss) per share
Basic earnings/(loss) per share
The basic earnings/(loss) per share for the three months ended March 31, 2015 and 2014 was determined by dividing the Profit/(loss) attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods.
The following table provides the amounts used in the calculation of basic earnings/(loss) per share for the periods presented:

		For the three months ended March 31,
		2015	2014
		Ordinary shares	Ordinary shares
Profit/(loss) attributable to owners of the parent	million €	78	(189)
Weighted average number of shares outstanding	thousand	1,508,310	1,216,148
Basic earnings/(loss) per ordinary share		€0.052	(0.155)

Diluted earnings/(loss) per share
In order to calculate the diluted earnings per share for the three months ended March 31, 2015, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect that would arise if the maximum number of ordinary shares related to the mandatory convertible securities were converted. The mandatory convertible securities did not dilute the basic earnings per share, there were no outstanding share based payment plans and there were no other instruments that diluted the basic earnings per share.
For the three months ended March 31, 2014, the theoretical effect that would arise if the share based payment plans were exercised were not taken into consideration in the calculation of diluted loss per share as this would have had an anti-dilutive effect.
(11) Intangible assets

	Balance at December 31, 2014	Additions	Change in the scope of consolidation	Amortization	Translation differences and other changes	Balance at March 31, 2015
( € million)
Goodwill and intangible assets with indefinite useful lives	14,012	—	54	—	1,687	15,753
Other intangible assets	8,835	634	—	(397)	496	9,568
Total Intangible assets	22,847	634	54	(397)	2,183	25,321
During the three months ended March 31, 2015, the Group capitalized development costs of €598 million (€451 million in the three months ended March 31, 2014).
At March 31, 2015, “Goodwill and intangible assets with indefinite useful lives” mainly includes goodwill arising from the acquisition of interests in FCA US of €11,494 million (€10,185 million at December 31, 2014) and in Ferrari S.p.A of €786 million (€786 million at December 31, 2014).
For the three months ended March 31, 2015, “Translation differences and other changes” includes foreign exchange gains of €2,195 million relating to the appreciation of the U.S. Dollar against the Euro.

(12) Property, plant and equipment

	Balance at December 31, 2014	Additions	Depreciation	Translation differences	Divestitures and other changes	Balance at March 31, 2015
( € million)
Property, plant and equipment	26,408	1,444	(1,000)	1,333	(1)	28,184
Additions of €1,444 million for the three months ended March 31, 2015 mainly relate to the car mass-market operations. Positive translation differences of €1,333 million for the three months ended March 31, 2015 arose primarily from the appreciation of the U.S. Dollar against the Euro.
At March 31, 2015, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €1,168 million (€2,263 million at December 31, 2014).

(13) Inventories

	At March 31, 2015	At December 31, 2014

(€ million)
Raw materials, supplies and finished goods	12,361	10,294
Gross amount due from customers for contract work	263	155
Total Inventories	12,624	10,449
Inventories increased by €2,175 million from December 31, 2014 in line with the trend in production and sales volumes for the period in the various markets in which the Group operates combined with a €747 million favorable currency exchange translation impact on raw materials, supplies and finished goods.
The amount of inventory write-downs recognized as an expense within cost of sales during the three months ended March 31, 2015 was €125 million (€90 million for the three months ended March 31, 2014).
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector and can be analyzed as follows:

	At March 31, 2015	At December 31, 2014

( € million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	2,174	1,817
Less: Progress billings	(2,199)	(1,914)
Construction contracts, net of advances on contract work	(25)	(97)
Gross amount due from customers for contract work as an asset	263	155
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities	(288)	(252)
Construction contracts, net of advances on contract work	(25)	(97)

(14) Current receivables and Other current assets
The composition of the Current receivables and Other current assets was as follows:

	At March 31, 2015	At December 31, 2014

( € million)
Trade receivables	2,949	2,564
Receivables from financing activities	3,545	3,843
Current tax receivables	277	328
Other current assets:
Other current receivables	2,168	2,246
Accrued income and prepaid expenses	634	515
Total Other current assets	2,802	2,761
Total Current receivables and Other current assets	9,573	9,496

Receivables from financing activities include the following:

	At March 31, 2015	At December 31, 2014

( € million)
Dealer financing	1,887	2,313
Retail financing	1,104	1,039
Finance leases	368	349
Other	186	142
Total Receivables from financing activities	3,545	3,843
Receivables from financing activities at March 31, 2015 decreased by €298 million. Excluding translation exchange effects arising mainly from trends in the Brazilian Real, U.S. Dollar and Chinese Renminbi rates to the Euro, Receivables from financing activities decreased by €346 million as a result of the decreased lending portfolio of the financial services activities of the Group.
Transfer of assets
At March 31, 2015, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €5,005 million (€4,511 million at December 31, 2014). The transfers related to trade receivables and other receivables for €4,260 million (€3,676 million at December 31, 2014) and financial receivables for €745 million (€835 million at December 31, 2014). These amounts include receivables of €2,629 million (€2,611 million at December 31, 2014), mainly due from the sales network, transferred to jointly controlled financial services companies (e.g. FCA Bank).
(15) Other financial assets and Other financial liabilities
These line items mainly consist of fair value measurement of derivative financial instruments and collateral deposits (held in connection with derivative transactions and debts). The overall change in Other financial assets (from €515 million at December 31, 2014 to €1,269 million at March 31, 2015), and in Other financial liabilities (from €748 million at December 31, 2014 to €1,300 million at March 31, 2015), is mostly due to fluctuations in exchange rates, in interest rates and in commodity prices during the period.
As Other financial assets and liabilities primarily consist of hedging derivatives financial instruments, the change in their value is compensated by the change in the value of the hedged items.
(16) Cash and cash equivalents
At March 31, 2015, Cash and cash equivalents, amounting to €21,669 million (€22,840 million at December 31, 2014), include cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances spread across various primary national and international banking institutions, and money market instruments.
The Group holds a subsidiary which operates in Venezuela whose functional currency is the U.S. Dollar. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela. The cash and cash equivalents denominated in VEF amounted to €106 million (VEF 1,372 million) at March 31, 2015 and €123 million (VEF 1,785 million) at December 31, 2014. Refer to Note 27 for further discussion on Venezuelan currency regulations.

(17) Equity
Total shareholders’ equity at March 31, 2015 increased by €1,497 million from December 31, 2014, primarily as a result of net profit for the period of €92 million, the increase in cumulative exchange differences on translating foreign operations of €1,478 million, partially offset by the decrease in the remeasurement of defined benefit plans reserve net of related tax impact and the decrease in the cash flow hedge reserve.
Share capital
At March 31, 2015, fully paid-up share capital of FCA amounted to €17 million (€17 million at December 31, 2014) and consisted of 1,287,276,952 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,284,919,505 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2014).

Other comprehensive income
Other comprehensive income was as follows:

	For the three months ended March 31,
	2015	2014
(€ million)
Items that will not be reclassified to the Consolidated Income Statements in subsequent periods:
(Losses) on remeasurement of defined benefit plans	(67)	(2)
Total items that will not be reclassified to the Consolidated Income Statements (B1)	(67)	(2)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:
(Losses)/gains on cash flow hedging instruments arising during the period	(253)	32
Gains/(losses) on cash flow hedging instruments reclassified to the Consolidated Income Statements	247	(89)
(Losses) on cash flow hedging instruments	(6)	(57)
Gains on available-for-sale financial assets	15	5
Exchange differences on translating foreign operations	1,433	51
Share of Other comprehensive income/(loss) for equity method investees arising during the period	43	(6)
Share of Other comprehensive income for equity method investees reclassified to the Consolidated Income Statements	3	1
Share of Other comprehensive income/(loss) for equity method investees	46	(5)

Total items that may be reclassified to the Consolidated Income Statements (B2)	1,488	(6)

Total Other comprehensive income/(loss) (B1)+(B2)=(B)	1,421	(8)
Tax effect	7	14
Total Other comprehensive income, net of tax	1,428	6
The tax effect relating to Other comprehensive income was as follows:

	For the three months ended March 31,
	2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(losses) on remeasurement of defined benefit plans	(67)	16	(51)	(2)	(1)	(3)
Gains/(losses) on cash flow hedging instruments	(6)	(9)	(15)	(57)	15	(42)
Gains/(losses) on available- for-sale financial assets	15	—	15	5	—	5
Exchange gains/(losses) on translating foreign operations	1,433	—	1,433	51	—	51
Share of Other comprehensive income/(loss) for equity method investees	46	—	46	(5)	—	(5)
Total Other comprehensive income	1,421	7	1,428	(8)	14	6

Non-controlling interest
Total non-controlling interest at March 31, 2015 of €342 million primarily related to the 10.0 percent interest held in Ferrari S.p.A. (€313 million at December 31, 2014).

(18) Share-based compensation
Stock Grant plans linked to Fiat shares
On April 4, 2012, the Shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7 million rights, which represented an equal number of Fiat ordinary shares. One third of the rights vested on February 22, 2013, one third vested on February 22, 2014 and one third vested on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office. The Plan was serviced through the issuance of new shares.
Changes in the Retention LTI Plan during the three months ended March 31, 2015 were as follows:

	Number of Fiat shares	Average fair value at the grant date (€)
Outstanding shares unvested at January 1, 2015	2,333,334	4.205
Granted	—	—
Forfeited	—	—
Vested	(2,333,334)	4.205
Outstanding shares unvested at March 31, 2015	—	—
Nominal costs of €0.3 million were recognized during the three months ended March 31, 2015 for this plan.
(19) Provisions

	At March 31,	At December 31,
	2015	2014
(€ million)
Employee benefits	10,609	9,592
Other provisions
Warranty provision	5,581	4,845
Restructuring provision	126	131
Investment provision	9	8
Other risks and charges	6,225	5,796
Total Other provisions	11,941	10,780
Total Provisions	22,550	20,372
Provisions for Employee benefits include provisions for both pension plans and other post-employment benefits.
Provisions for Other risk and charges amount to €6,225 million at March 31, 2015 (€5,796 million at December 31, 2014) and include provisions for sale incentives and for contractual, commercial and legal risks.
Warranty provision increased by €736 million in the three months ended March 31, 2015, which was primarily driven by the net change of the warranty provision in the NAFTA segment of approximately €203 million and approximately €453 million of foreign currency translation effects when translating from U.S. Dollar to Euro.

(20) Debt

	At March 31, 2015	At December 31, 2014
(€ million)
Bonds	16,975	17,648
Borrowings from banks	13,259	12,751
Payables represented by securities	1,389	1,373
Asset-backed financing	188	469
Other debt	1,555	1,483
Total Debt	33,366	33,724
Debt decreased by €358 million at March 31, 2015. Net of foreign currency exchange translation effects, the decrease in Debt was €1,453 million, primarily as a result of the repayment of a bond at maturity of €1,500 million. During the three months ended March 31, 2015, medium and long-term loans (those expiring after twelve months) obtained by FCA amounted to €953 million, while medium and long-term loan repayments amounted to €1,139 million.

Bonds
The principal bond issues outstanding at March 31, 2015 and December 31, 2014 were as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	March 31, 2015	December 31, 2014
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,500	6.875%	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A. (2)	CHF	425	5.000%	September 7, 2015	406	353
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	7.750%	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	400	5.250%	November 23, 2016	383	333
Fiat Chrysler Finance Europe S.A. (1)	EUR	850	7.000%	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc. (1)	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	450	4.000%	November 22, 2017	430	374
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	600	7.375%	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A. (2)	CHF	250	3.125%	September 30, 2019	239	208
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	4.750%	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,350	4.750%	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,765	12,075
Other bonds:
FCA US (Secured Senior Notes) (3)	U.S.$	2,875	8.000%	June 15, 2019	2,672	2,368
FCA US (Secured Senior Notes) (3)	U.S.$	3,080	8.250%	June 15, 2021	2,863	2,537
Total other bonds					5,535	4,905
Hedging effect and amortized cost valuation					675	668
Total bonds					16,975	17,648
(1) Bond for which a listing on the Irish Stock Exchange was obtained.
(2) Bond for which a listing on the SIX Swiss Exchange was obtained.
(3) Includes 2019 Notes and 2021 Notes and collectively referred to as “Secured Senior Notes”.
Notes Issued Under The GMTN Program
Changes in Global Medium Term Notes during the three months ended March 31, 2015 were mainly due to the repayment of a bond at maturity with a nominal value of €1,500 million issued by Fiat Chrysler Finance Europe S.A.
All bonds issued by the Group, excluding FCA US, are currently governed by the terms and conditions of the Global Medium Term Note Program (“GMTN Program”). A maximum of €20 billion may be used under this program, of which notes of approximately €10.8 billion have been issued and are outstanding at March 31, 2015 (€12.1 billion at December 31, 2014). The GMTN Program is guaranteed by FCA, which may from time to time buy back bonds in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.

Borrowings from banks
At March 31, 2015, Borrowings from banks includes €2,913 million (€2,587 million at December 31, 2014) outstanding, which includes accrued interest, on the U.S.$3,250 million (€3,020 million) term loan of FCA US (“Tranche B Term Loan due 2017”) and €1,601 million (€1,421 million at December 31, 2014) outstanding, which includes accrued interest, on the U.S.$1,750 million (€1,626 million) term loan of FCA US (“Tranche B Term Loan due 2018”). The FCA US secured revolving credit facility amounting to U.S.$1.3 billion (€1.2 billion) remains undrawn at March 31, 2015. The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the FCA US secured revolving credit facility (“Revolving Credit Facility”), are collectively referred to as the “Senior Credit Facilities”.
On March 20, 2015, FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, entered into a U.S.$900 million (approximately €0.9 billion) non-revolving loan agreement (“Mexico Bank Loan”), maturing on March 20, 2022. On March 20, 2015, FCA Mexico received an initial disbursement of U.S.$500 million (€0.5 billion), which bears interest at one-month LIBOR plus 3.35 percent per annum. The remaining U.S.$400 million (€0.4 billion) is available for disbursement, subject to meeting the preconditions for additional disbursements, for the four month period subsequent to March 20, 2015, the effective date of the loan agreement. At the end of that four month period, FCA Mexico can extend the disbursement term for an additional 14 months, subject to a commitment fee of 0.50 percent per annum on the remaining undisbursed balance. Principal payments are due on the loan in seventeen equal quarterly installments based on the total amount of all disbursements made under the loan agreement, beginning March 20, 2018, and interest is paid monthly throughout the term of the loan. The loan agreement requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. The Group may not prepay all or any portion of the loan prior to the 18-month anniversary of the effective date of the loan agreement. The proceeds of this transaction were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. In connection with the prepayment of the Mexican development bank credit facilities, a non-cash charge of €9 million was recorded within Net financial expenses for the period ended March 31, 2015 reflecting the write-off of the remaining unamortized debt issuance costs.
Medium/long term committed credit lines currently available to the treasury companies of the Group (excluding FCA US), with residual maturity after twelve months amount to approximately €3.5 billion at March 31, 2015 (€3.3 billion at December 31, 2014), of which €2.1 billion related to the 3-year syndicated revolving credit line due in July 2016 that was undrawn at March 31, 2015 and at December 31, 2014.
Additionally, the operating entities of the Group (excluding FCA US) have committed credit lines available, with residual maturity after twelve months, to fund scheduled investments, of which approximately €0.7 billion (excluding the undisbursed €0.4 billion on the Mexico Bank Loan) was undrawn at March 31, 2015 (€0.9 billion at December 31, 2014).
Payables represented by securities
At March 31, 2015, Group’s Payables represented by securities primarily included the unsecured Canadian Health Care Trust Notes (“Canadian HCT Notes”) totaling €595 million, including accrued interest (€651 million at December 31, 2014, including accrued interest). During the three months ended March 31, 2015, FCA US's Canadian subsidiary made a prepayment on a Canadian HCT note of €92 million, including accrued interest.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet IAS 39, Financial Instruments: Recognition and Measurement, derecognition requirements and are recognized as assets in the Consolidated Statements of Financial Position under Current receivables and Other current assets (Note 14). Asset-backed financing decreased by €281 million during the three months ended March 31, 2015.
At March 31, 2015, debt secured by assets of the Group (excluding FCA US) amounts to €752 million (€777 million at December 31, 2014), of which €384 million (€379 million at December 31, 2014) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America.

At March 31, 2015, debt secured by assets of FCA US amounts to €11,232 million (€9,881 million at December 31, 2014), and includes €10,358 million (€9,093 million at December 31, 2014) relating to the Secured Senior Notes and the Senior Credit Facilities and €272 million (€251 million at December 31, 2014) due to creditors for assets acquired under finance leases and other debt and financial commitments for €602 million (€537 million at December 31, 2014).
In addition, at March 31, 2015 the Group’s assets include current receivables to settle Asset-backed financing of €188 million (€469 million at December 31, 2014).
(21) Other current liabilities
Other current liabilities consisted of the following:

	At March 31,	At December 31,
	2015	2014
	(€ million)
Advances on buy-back agreements	2,867	2,571
Indirect tax payables	1,433	1,495
Accrued expenses and deferred income	3,442	2,992
Payables to personnel	823	932
Social security payables	380	338
Amounts due to customers for contract work	288	252
Other	2,752	2,915
Total Other current liabilities	11,985	11,495
On January 21, 2015, the second installment payment of approximately €155 million (U.S.$175 million) was made in accordance with the MOU entered into with the UAW.
(22) Fair value measurement
The carrying amounts of the Group's assets and liabilities approximated fair value as of March 31, 2015 and December 31, 2014. Our estimates of the fair values were determined using available market information and appropriate valuation methods. As these amounts are estimates, the use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. There were no changes in fair valuation techniques during the period and the Group continues to follow the valuation techniques described in Note 30 of the FCA's Consolidated Financial Statements included within the 2014 Annual Report. Proper classification of fair value measurements within the valuation hierarchy is considered at each reporting period.
IFRS 13 - Fair Value Measurement establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2015 and at December 31, 2014:

		At March 31, 2015				At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)				(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income		125	14	—	139	110	14	—	124
Other non-current securities		40	—	23	63	45	—	22	67
Current securities available-for-sale		29	—	—	29	30	—	—	30
Financial assets at fair value held-for-trading:
Current investments		43	—	—	43	36	—	—	36
Current securities held for trading		197	—	—	197	180	—	—	180
Other financial assets	(15)	42	1,227	—	1,269	38	473	4	515
Cash and cash equivalents	(16)	20,043	1,626	—	21,669	20,804	2,036	—	22,840
Total Assets		20,519	2,867	23	23,409	21,243	2,523	26	23,792
Other financial liabilities	(15)	—	1,281	19	1,300	—	740	8	748
Total Liabilities		—	1,281	19	1,300	—	740	8	748
During the three months ended March 31, 2015 and 2014, there were no transfers between Levels in the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivatives financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which primarily consist of bank current accounts and time deposits, certificates of deposit, commercial paper, bankers’ acceptances and money market funds, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (represented in level 2).

The following table provides a reconciliation for the changes in items measured at fair value and categorized as Level 3 in the three months ended March 31, 2015 and 2014:

	2015	2014
	(€ million)
Other non-current securities:
At January 1,	22	12
(Losses) recognized in Interim Consolidated Income Statement(1)	(2)	—
Gains recognized in Other comprehensive income(2)	3	—
At March 31,	23	12
__________________________
(1) The (losses) are recognized in Net financial expense in the accompanying Interim Consolidated Income Statement.
(2) The gains recognized in Other comprehensive income have been included in Currency Translation Differences.

	2015	2014
	(€ million)
Other financial assets/(liabilities):
At January 1,	(4)	2
Gains recognized in Interim Consolidated Income Statement(1)	—	2
(Losses)/gains recognized in Other comprehensive income(2)	(15)	8
Issues/Settlements	—	(4)
At March 31,	(19)	8
__________________________
(1) The gains are recognized in Cost of sales in the accompanying Interim Consolidated Income Statement.
(2) The (losses)/gains recognized in Other comprehensive income have been included in Currency Translation Differences (-€2 million) and Cash Flow Reserves (-€13 million) for the three months ended March 31, 2015; the gains/(losses) recognized in Other comprehensive income have been included in Currency Translation Differences (€1 million) and Cash Flow Reserves (€7 million) for the three months ended March 31, 2014.

Assets and liabilities not measured at fair value on recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of Current receivables and Other current assets and of Trade payables and Other current liabilities approximates their fair value.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At March 31, 2015		At December 31, 2014
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		1,887	1,887	2,313	2,312
Retail financing		1,104	1,098	1,039	1,032
Finance lease		368	369	349	351
Other receivables from financing activities		186	186	142	142
Receivables from financing activities	(14)	3,545	3,540	3,843	3,837
Asset backed financing		188	188	469	469
Bonds		16,975	18,247	17,648	18,794
Other debt		16,203	16,364	15,607	15,685
Debt	(20)	33,366	34,799	33,724	34,948
The fair values of Receivables from financing activities, which are categorized within the Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Bonds that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Bonds for which such prices are not available (valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities), which are primarily the FCA US Secured Senior Notes, are categorized as Level 2. At March 31, 2015, €12,112 million and €6,135 million of Bonds were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3 of the fair value hierarchy. At March 31, 2015, €13,776 million and €2,588 million of Other Debt were classified within Level 2 and Level 3, respectively.

(23) Related party transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to the Exor group (the largest shareholder of FCA through its 29.19 percent common shares shareholding interest and 44.31 percent voting power at March 31, 2015). Related parties also include CNH Industrial N.V., (“CNHI”), and other unconsolidated subsidiaries, associates or joint ventures of the Group. In addition, members of the FCA Board of Directors, Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with unconsolidated subsidiaries, joint ventures, associates and other related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; these transactions primarily relate to:

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of commercial vehicles with the joint operation Sevel S.p.A.;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the provision of services and the sale of goods with the joint operation Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the joint venture GAC Fiat Chrysler Automobiles Co. Ltd;

•	the provision of services (accounting, payroll, tax administration, information technology, purchasing and security) to the companies of CNHI;

•	the purchase of commercial vehicles from the joint venture Tofas; and

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI.
The most significant financial transactions with related parties generate Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement. Receivables from financing activities due from related parties also include receivables due from CNHI mainly arising from customer factoring provided by the Group’s financial services companies. Debt due to related parties includes certain balances due to CNHI, mainly relating to factoring and dealer financing in Latin America.
The amounts of the transactions with related parties recognized in the Interim Consolidated Income Statements were as follows:

	For the three months ended March 31,				For the three months ended March 31,
	2015				2014
	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)
	(€ million)
Total joint arrangements and associates	853	397	3	(6)	469	317	5	(8)
CNHI	139	117	—	—	170	120	—	1
Other	17	3	6	—	12	5	18	—
Total transactions with related parties	1,009	517	9	(6)	651	442	23	(7)

Non-financial assets and liabilities originating from related party transactions were as follows:

	At March 31, 2015				At December 31, 2014
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Total joint arrangements and associates	242	368	73	134	222	431	6	121
CNHI	57	19	28	7	49	24	23	8
Other	33	12	3	1	31	20	2	2
Total for related parties	332	399	104	142	302	475	31	131

Financial assets and liabilities originating from related party transactions were as follows:

	At March 31, 2015			At December 31, 2014
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
Total joint arrangements and associates	120	54	91	132	100	17
CNHI	5	—	—	6	—	—
Other	33	—	30	24	—	30
Total for related parties	158	54	121	162	100	47
Commitments and Guarantees pledged in favor of related parties
Guarantees pledged in favor of related parties were as follows:

	At March 31,	At December 31,
	2015	2014
	(€ million)
Joint ventures	11	11
Unconsolidated subsidiaries	—	1
Total related parties guarantees	11	12
(24) Explanatory notes to the Consolidated Statements of Cash Flows
The Interim Consolidated Statements of Cash Flows set out changes in Cash and cash equivalents during the three months ended March 31, 2015 and 2014. As required by IAS 7 – Statement of cash flows, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.
Cash flows provided by operating activities are mostly derived from the Group’s industrial activities.
The cash flows generated by the sale of vehicles under buy-back commitments and Guaranteed Depreciation Program (“GDP”) vehicles, net of the amounts included in Profit/(loss) for the year, are included under operating activities in a single line item which includes changes in working capital arising from these transactions.

The change in working capital of €1,000 million for the three months ended March 31, 2015, was primarily driven by (i) €1,353 million increase in inventories in line with the trend in production and sales volumes for the period, (ii) €205 million increase in trade receivables, (iii) €550 million increase in net other current assets and liabilities, which were partially offset by (iv) €1,108 million increase of trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles.
The change in working capital of €210 million for the three months ended March 31, 2014 was primarily driven by (i) €605 million increase in inventory mainly related to increased finished vehicles and work in process levels for all regions, Maserati and Ferrari, (ii) €458 million increase in trade receivables, principally because NAFTA shipments at the end of March 2014 exceeded those at December 2013 as a result of the annual plant shutdowns in December 2013 and (iii) €195 million in net other current assets and liabilities mainly related to decreases in accrued expenses and tax payables, which were partially offset by (iv) €1,048 million increase in trade payables, mainly related to increased production in NAFTA and EMEA as a result of increased consumer demand for vehicles in these regions.
For the three months ended March 31, 2014, Other non-cash items (net €243 million) mainly included (i) €366 million related to the non-cash portion of the expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US on January 21, 2014, (ii) €94 million remeasurement charge related to the change in the exchange rate of the Venezuelan Bolivar (VEF) relative to the U.S. Dollar used by the Group, which were partially offset by (iii) the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with FCA's acquisition of the remaining equity interest of FCA US that was not previously owned.
For the three months ended March 31, 2015, net cash used in financing activities was €1,744 million and was primarily the result of:

•	the repayment on maturity of a note issued under the GMTN Program for a total principal amount of €1,500 million; and

•
the payment of medium-term borrowings for a total of €1,139 million, which include the repayment on maturity of the European Investment Bank (“EIB”) loan of €250 million and the repayment of our Peso denominated Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction completed in March.

These positive items, were partially offset by:

•
proceeds from new medium-term borrowings for a total of €953 million, which includes the initial disbursement received of €0.5 billion under the new non-revolving loan agreement of $0.9 billion (€0.9 billion) as part of FCA Mexico's refinancing transaction in March 2015 and other financing transactions, primarily in Brazil.

For the three months ended March 31, 2014, net cash used in financing activities was €1,669 million and was primarily the result of:

•
repayment of other medium-term borrowings for a total of €3,892 million, mainly related to the prepayment of all amounts due for the UAW Retiree Medical Benefits Trust, (“VEBA”) note (or “VEBA Trust Note”) amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest;

•	proceeds from bond issuances for a total amount of €3,011 million which includes €1 billion of notes issued as part of the GMTN Program and €2 billion of Senior Secured Notes issued by FCA US;

•
proceeds from medium-term borrowings for a total of €1,840 million, which mainly related to the incremental term loan of U.S.$250 million (€182 million) under FCA US's existing Tranche B Term Loan Facility and the U.S.$1.75 billion (€1.3 billion) Tranche B Term Loan entered into by FCA US; and

•	acquisition of non-controlling interests of €2,691 million from the acquisition of the remaining 41.5 percent ownership interest in FCA US previously not owned by FCA.

(25) Guarantees granted, commitments and contingent liabilities
Guarantees granted
At March 31, 2015, the Group had pledged guarantees on the debt or commitments of third parties totaling €24 million (€27 million at December 31, 2014), as well as guarantees of €11 million on related party debt (€12 million at December 31, 2014).
Other commitments, arrangements and contractual rights
During the three months ended March 31, 2015, the Group granted Mercurio a put option as a result of the merger agreement described above within the Scope of Consolidation section.
The Group's other commitments and contractual rights from existing agreements are described in more detail in Note 33 of FCA's Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report and primarily include commitments and contractual rights related to:

•	Sevel S.p.A. (a wholly owned subsidiary) cooperation agreement with Peugeot-Citroen SA (“PSA”),

•	FCA US's repurchase obligations resulting from wholesale financing agreements in Mexico; and

•	the Group's unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions.
Contingent liabilities
As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. The outcome of any proceedings cannot be predicted with certainty. These proceedings seek recovery for damage to property, personal injuries and in some cases include a claim for exemplary or punitive damage. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group’s financial position and results.
Litigation
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S., with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of $148.5 million (€138 million).

FCA US believes the jury verdict was not supported by the evidence or the law. It is in the process of filing post-trial motions and then will consider an appeal. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US submitted extensive data to the National Highway Traffic and Safety Administration (NHTSA) validating that the vehicle performs as well as, or better than, peer vehicles in impact studies, and nothing revealed in the trial altered this data. During the trial, however, FCA US was not allowed to introduce all the data previously provided to NHTSA, which demonstrated that the vehicle’s fuel system is not defective.

While a decision by an appellate court could affirm the judgment, FCA US believes it is more likely that the verdict will be overturned, that a new trial will be ordered or that the amount of the judgment will be modified. FCA US does not, therefore, believe a loss is probable at the present time. The amount of the possible loss cannot reasonably be estimated at this time given that FCA US is in the early stages of what could be a lengthy appellate process, and the range of possible outcomes is between zero (as the verdict could be overturned or the award could be reduced to an immaterial amount) and the current judgment of $148.5 million (€138 million).

(26) Segment reporting
The Group’s activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari, Maserati and the Components segment as discussed below.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group also operates on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector the Group has two reportable segments: Ferrari and Maserati. In the components sector, the Group has the following three operating segments: Magneti Marelli, Teksid and Comau which did not meet the quantitative thresholds required in IFRS 8 - Operating Segments for separate disclosure. Therefore, based on their characteristics and similarities, the three operating segments within the components sector are presented within the reportable segment “Components”.
For the three months ended March 31, 2015, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.

Details of the Interim Consolidated Income Statements by segment for the three months ended March 31, 2015 and 2014 are as follows:

	Car Mass-Market brands
Three months ended March 31, 2015	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	16,177	1,551	1,512	4,684	621	523	2,435	197	(1,304)	26,396
Revenues from transactions with other segments	(205)	(39)	(4)	(119)	(57)	(1)	(770)	(109)	1,304	—
Revenues from external customers	15,972	1,512	1,508	4,565	564	522	1,665	88	—	26,396

Adjusted EBIT	601	(65)	65	25	100	36	68	(9)	(21)	800
Restructuring	2	(6)	—	—	—	—	—	—	—	(4)
Other	—	—	—	—	(4)	—	—	—	—	(4)
EBIT										792

Net financial expenses										606
Profit before taxes										186
Tax expense										94
Net profit										92

	Car Mass-Market brands
Three Months Ended March 31, 2014	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	11,732	1,965	1,497	4,341	620	649	2,081	201	(961)	22,125
Revenues from transactions with other segments	(33)	(7)	(1)	(122)	(63)	(1)	(633)	(101)	961	—
Revenues from external customers	11,699	1,958	1,496	4,219	557	648	1,448	100	—	22,125

Adjusted EBIT	380	44	135	(72)	80	59	48	(13)	(6)	655
(Gains)/losses on the disposal of investments	—	7	—	—	—	—	—	—	1	8
Restructuring	—	(6)	—	—	—	—	(4)	—	—	(10)
Other(1)	(497)	(94)	—	—	—	—	(2)	—	210	(383)
EBIT										270

Net financial expenses										493
Loss before taxes										(223)
Tax income										(50)
Net loss										(173)
__________________________
(1) Primarily comprises the one-off charge of €495 million in connection with the UAW MOU entered into by FCA US in January 2014, the effect of the devaluation of the Venezuelan Bolivar of €94 million and the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of FCA US.

(27) Venezuela Currency Regulations and Devaluation
As of March 31, 2015 and December 31, 2014, the net monetary assets of FCA Venezuela LLC, (“FCA Venezuela”), denominated in Venezuelan Bolivar (“VEF”) were 413 million (€32 million at 12.0 VEF per U.S.Dollar) and 783 million (€54 million at 12.0 VEF per U.S. Dollar), respectively, which included cash and cash equivalents denominated in VEF of 1,372 million (€106 million at 12.0 VEF per U.S.Dollar) and 1,785 million (€123 million at 12.0 VEF per U.S.Dollar), respectively.

On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System (the “SIMADI” exchange rate) with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 VEF to U.S.Dollar and is expected to be used by individuals and legal entities in the private sector. The SIMADI exchange rate was utilized by FCA Venezuela for a transaction related to the purchase of parts.

Since its introduction during the first quarter of 2014, we have used the exchange rate determined by an auction process conducted by Venezuela's Supplementary Foreign Currency Administration System (“SICAD”), referred to as the “SICAD I” exchange rate, to remeasure our Venezuelan subsidiary’s net monetary assets in U.S.Dollar. In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as the “SICAD II” exchange rate. Refer to our 2014 Annual Report for additional details regarding the SICAD I and SICAD II exchange rates.

In February 2015, the Venezuelan government announced that the SICAD I and SICAD II exchange systems would be merged into a single exchange system (the “SICAD”) with a rate starting at 12.0 VEF to U.S.Dollar. The SICAD exchange rate will be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S.Dollar, as such, it has been deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollars.

During the three months ended March 31, 2014, we recorded a measurement charge of €94 million within Cost of Sales (Note 2) resulting from our initial adoption of the SICAD I exchange rate to remeasure our net monetary assets.

(28) Subsequent events
In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) total principal amount of 4.5% unsecured senior debt securities due 2020 (the “2020 Notes”) and U.S.$1.5 billion (€1.4 billion) total principal amount of 5.25% unsecured senior debt securities due 2023 (the “2023 Notes”). The 2020 Notes and 2023 Notes are collectively referred to as “the Notes”. The Notes are intended to rank pari passu with respect to all of FCA’s existing and future unsubordinated indebtedness and senior to any of FCA’s indebtedness which is by its terms subordinated to the Notes. Net proceeds from the Notes are expected to be used for general corporate purposes as well as for funding the redemption of outstanding Secured Senior Notes of FCA US.

In April 2015, FCA US provided notice of its intention to redeem its 2019 Notes on May 14, 2015, pursuant to their terms.

On April 16, 2015, at the Annual General Meeting (“AGM”), FCA Shareholders:

▪	adopted the 2014 Annual Accounts and re-elected all current directors of FCA,

▪	delegated to the Board of Directors authority to purchase common shares of the Company up to a maximum of 10% of the Company’s issued common shares as of the date of the AGM and

▪	adopted the Remuneration Policy of FCA and the proposed resolutions concerning executive directors' equity compensation.
On April 16, 2015, FCA’s new compensation arrangement for Italy was presented at a meeting with the trade unions.  The arrangement incentivizes all employees within the automobiles business in Italy toward achievement of the productivity, quality and profitability targets established in the 2015-2018 business plan and is expected to cost FCA approximately €600 million over the 4-year period by adding two additional elements to base pay:

▪	an annual bonus calculated on the basis of production efficiencies achieved, and

▪
a variable component  linked to achievement of the financial targets established in the 2015-18 business plan for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati.